January 8, 2013	News Release 13-02

SILVER STANDARD ANNOUNCES THE APPOINTMENT OF TWO NEW
BOARD MEMBERS AND MANAGEMENT CHANGES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced the appointment of two additional directors, Mr. Gustavo Herrero and Mr. Steve Reid, to its Board of Directors (“Board”). The Board approved the appointments to gain additional expertise in the oversight of operations and development activities in Mexico and South America, key areas of focus for the Company. The appointments are effective January 8th, 2013, and bring the total number of directors on the Board to eight.

Mr. Herrero is a resident of Buenos Aires, Argentina and is the Executive Director of the Latin America Research Center (LARC) for Harvard Business School, located in Buenos Aires. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero serves on the Board of Directors of Zucamor S.A. in Buenos Aires and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He sits on the advisory boards of business schools in Brazil, Venezuela, Peru and Argentina. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Mr. Reid has over 35 years of international business experience, including senior leadership roles in Mexico and South America. He held the position of Chief Operating Officer of Goldcorp Inc. (“Goldcorp”) from January 2007 until his retirement in September, 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology.

The Chairman of the Board, Peter Tomsett, said "Mr. Herrero and Mr. Reid bring extensive business and mining skills to the Board as well as specific experience in Latin America. Their expertise will strengthen the Board's ability to oversee the Company as it continues to create shareholder value through the Pirquitas mine in Argentina and the development of other assets in Mexico and South America, and in particular as we move to a construction decision on the Pitarrilla project."

Silver Standard also announced today the appointment of Alan N. Pangbourne as Senior Vice President, Projects, and the departure of Joe Phillips, Senior Vice President, Operations and Development. Mr. Pangbourne was most recently the Vice President Projects, South America, at Kinross Gold Corporation. Before this, he held a number of senior project roles at BHP Billiton Ltd. (“BHPB”), including President and Chief Operating Officer of Cerro Matoso, BHPB’s nickel business in Colombia. He was also the Projects Director for BHPB’s Uranium Division, which includes the Olympic Dam Expansion, and Project Manager for BHPB’s Spence copper project in Chile. Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.

John Smith, President and CEO commented: “As we start 2013, we are well positioned to move forward with our growth initiatives. Alan’s experience with large projects adds considerable capability to our team. Additionally, his background in operations and metallurgy further bolsters the Company’s executive capabilities. Joe joined the company in March 2010 and was instrumental in steering Pirquitas to predictable performance and the successful completion of the Pitarrilla Feasibility Study. We thank him for his service and wish him the best.”

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

Cautionary Notice Regarding Forward-Looking Statements:

Statements in this news release that are not historical fact are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”). Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. See the Company’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities for a discussion of these risks and uncertainties.

The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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